February 7, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nighthawk Radiology Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-128820)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Morgan Stanley & Co. Incorporated, as representative of the several Underwriters, hereby joins in the request of Nighthawk Radiology Holdings, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement to 2:00 pm, Eastern Standard Time, on February 8, 2006, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 24, 2006, through the date hereof:

Preliminary Prospectus dated January 24, 2006:

13,289 copies to prospective underwriters, institutional investors, dealers and others

The undersigned, as representative of the several Underwriters, has and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, MORGAN STANLEY & CO. INCORPORATED As Representative of the several Underwriters

By:	/s/ Nicholas A. Apostolatos
	Name:	Nicholas A. Apostolatos
	Title:	Vice President